UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

MEZABAY INTERNATIONAL, INC.
(formerly, Cardtrend International Inc.)
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

593168 10 7
(CUSIP Number)

Low Kok Keng, Shareholder
35, Jalan USJ 5/4, 47610 Subang UEP,
Selangor, Malaysia
Tel: +6012 2039111
Fax.: +603 77278380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2008
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Low Kok keng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
7	SOLE VOTING POWER 125,095,099
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 125,095,099
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,095,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.84%
14	TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Mezabay International, Inc. (formerly Cardtrend International Inc.), a Nevada corporation (the “Issuer”). At present, there are 974,360,108 issued and outstanding shares of Common Stock, and a total of 1,500,000,000 authorized shares of Common Stock.

The Reporting Person is Low Kok Keng, a citizen and resident of Malaysia (hereinafter, “LKK”), who was a director and the Chief Operating Officer of the Issuer during the period September 28, 2006 to September 23, 2009. The Reporting Person is the beneficial owner of 125,095,099, shares of Common Stock.

The Issuer’s principal executive offices are located at 800 5th Avenue, Suite 4100, Seattle, WA 98104.

Item 2.    Identity and Background.

                         a.  The name of the Reporting Person is Low Kok Keng (“LKK”)

     b.   The residential address of LKK is 35, Jalan USJ 5/4, 47610 Subang UEP, Selangor, Malaysia.

                 c.   LKK’s principal business is acting as a private investor.  LKK was the Chief operating Officer and a director of the Issuer during the period September 28, 2006 to September 23, 2009.

                 d.  During the past five years, LKK has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                         e.  During the past five years, LKK has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated September 28, 2006 (the “Share Exchange Agreement”), between and among LKK and several investors of Cardtrend Systems Sdn. Bhd.., a company incorporated in Malaysia, and the Issuer, exchanged all of the share capital of Cardtrend Systems for 2,500,000 shares of Series B Preferred Stock of the Issuer which were convertible to a total of 25,500,000 shares of Common Stock of the Issuer at a conversion rate of ten (10) shares of Common Stock for every share of Series B Preferred Stock after the effective increase of the authorized number of shares of the Common Stock of the Issuer from 50,000,000 to more than 200,000,000. The Share Exchange Agreement was attached as exhibit 10.1 to a Form 10-QSB for the period ended September 30, 2006 filed with the Commission on November 17, 2006, and is incorporated by reference hereby. Subsequent to the closing of the Share Exchange Agreement on October 31, 2006, LKK was issued 900,000 shares of Series B Preferred Stock. On July 24, 2007, the authorized number of shares of the Common Stock of the Issuer was effectively increased to 250,000,000. On January 22, 2008, LKK exercised his right to convert 900,000 shares of Series B Preferred Stock held by him and was issued a total of 9,000,000 shares of Common Stock at $0.13857 per share, the average of the daily quoted market prices of the Issuer’s share of Common Stock of September 25, 2006 to October 2, 2006. On February 12, 2007, September 28, 2007, December 3, 2007 and February 7, 2008, LKK was issued 164,287, 481,438, 215,748 and 1,004,454 shares of Common Stock, respectively, arising from the settlement of salaries owed to LKK during the said period by the Issuer, totaling $103,705.25 and averaging $0.05558 per share. LKK’s employment contract with the Company was attached as exhibit 10.2 to the Form 10-QSB for the period ended September 30, 2006 filed with the Commission on November 17, 2006, and is incorporated by reference hereby.  On May 1, 2009, LKK was issued 19,176,775 shares of Common Stock arising from the conversion of a convertible loan note (“Convertible Promissory Note”) together with accrued interests, totaling $72,871.75 for $0.0038 per share, the average of daily market closing prices of March 30, 2009 to April 3, 2009. The Convertible Promissory Note was attached as exhibit 10.20 to the Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on April 15, 2009 and is incorporated by reference hereby.  On September 15, 2009 and September 25, 2009, LKK was issued 37,896,428 and 17,394,524 shares of Common Stock in settlement of salaries owed to LKK by the Issuer totaling $131,269.57 and averaging $0.00237 per share. On September 11, 2009, LKK was issued 6,761,905 shares of Common Stock in settlement of loans (without interest) advanced by LKK to the Issuer amounting to $14,200 and averaging $0.0021 per share. On September 25 2009, LKK was issued 32,999,540 shares of Common Stock in settlement of salaries and compensation for early termination of employment pursuant to the Employment Termination Agreement of LKK dated September 23, 2009 (the “Employment Termination Agreement”) owed to LKK by the Issuer totaling $263,996.32 and averaging $0.008 per share. The Employment Termination Agreement was attached as exhibit 10.2 to a Form 8-K filed with the Commission on September 28, 2009 and is incorporated by reference hereby. With the last transaction that occurred on September 25, 2009, LKK has, during the period cumulatively acquired a total of 125,095,099 shares of Common Stock or 12.84 % of the total 974,360,108 issued and outstanding shares of Common Stock of the Issuer.

Item 4.   Purpose of Transaction.

As described above, the Reporting Person’s acquisitions of the securities were made pursuant to the settlement of his salaries, compensation for early termination of his employment contract, the conversion of the Convertible Promissory Note (together with accrued interests) and the settlement of interest free loans advanced by him to the Issuer.

LKK intends to review its investment in the Issuer on a continuing basis. In this regard, LKK may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. LKK may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. LKK’s actions with respect to its investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, LKK’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to LKK, prospects for LKK’s own income, general economic conditions, including stock market conditions and other future developments.

        LKK reserves the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as set forth in this Item 4, LKK has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        a.      At present, LKK beneficially owns 125,095,099 shares of Common Stock. LKK disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

        b.     The following table indicates the number of shares as to which LKK has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Low Kok Keng	125,095,099	12.84%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Low Kok Keng	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Low Kok Keng	125,095,099	12.84%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Low Kok Keng	-0-	0%

        The information set forth herein is based upon information set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2009 filed with the Commission by the Issuer on August 19, 2009, the Form 8-K filed with the Commission by the Issuer on September 28, 2009 and the Shareholder Report as at September 30, 2009 prepared by Pacific Stock Transfer Agent Company, the Issuer’s transfer agent. As of September 30, 2009, the Issuer had 974,360,108 shares of Common Stock issued and outstanding and 10,000,000 shares of Series D Preferred Stock issued and outstanding, of which, 5,000,000 shares of such Preferred Stock are being converted to 500,000,000 shares of Common Stock at the time of the filing of this Form 13D, and 5,000,000 shares of such Preferred Stock will be converted to 500,000,000 shares of Common Stock when the authorized number of shares of the Common Stock of the Issuer has been effectively increased from currently 1,500,000,000 to a minimum of 3,000,000,000 as disclosed in a Form 8K filed with the Commission by the Issuer on September 28, 2009.

        Except as described in this Schedule 13D, LKK has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LKK, and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1	Share Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 17, 2006)
2	Employment Contract of LKK (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 17, 2006)
3
Convertible Promissory Note (incorporated by reference to Exhibit 10.20 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on April 15, 2009)

4	Employment Termination Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOW KOK KENG

By: LOW KOK KENG
Name: Low Kok Keng

Date:   October 15, 2009